CNIT Announces Company Name Change to Taoping Inc.

SHENZHEN, China, May 29, 2018 - China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of internet-based ad distribution and ad display terminal sharing systems in China, announced that it has changed its name from “China Information Technology, Inc.” to “Taoping Inc.”

The trading symbol of the company’s ordinary shares will be changed to “TAOP” with a new CUSIP number G8675V101. It is expected that the company’s ordinary shares will begin trading on the NASDAQ Capital Market under the new company name at market open on June 1, 2018.

“We are thrilled to announce our name change. This strategic branding decision comes at a natural inflection point for our brand,” said Mr. Jianghuai Lin, Chairman and CEO of CNIT, “We believe that the new company name will more accurately reflect our current business operations. Since entering the public market in 2007 we have continued to execute exceptionally on our roadmap and are excited to introduce the Taoping Inc. to Wall Street, as we have done successfully amongst our peers in the new-media industry.”

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) is a leading cloud-based ad terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market of China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ad display terminals. Connecting cloud-based ad terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal - Taoping Net/App – Taoping Selection” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.chinacnit.com.

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Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Iris Yan

Tel: +86-755-8370-4767

Email: IR@chinacnit.com

http://www.chinacnit.com

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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